OPPENHEIMER SELECT MANAGERS- MERCURY ADVISORS FOCUS GROWTH FUND - REPORT OF SHAREHOLDER MEETING (UNAUDITED)

         On October 31, 2003 a special shareholder meeting was held to approve an Agreement and Plan of Reorganization by and between Oppenheimer Select Managers, on behalf of its series Mercury Advisors Focus Growth Fund (the "Fund") and Oppenheimer Growth Fund, and the transactions contemplated thereby, as described in the Fund's proxy statement for that meeting. The proposal was approved by the shareholders (Proposal No. 1). The following is a report of the votes cast:


FOR                       AGAINST                    ABSTAIN                   TOTAL

508,808.058               64,634.598                 15,360.724                588,803.380
